Calvert Social Index Fund launched Class Y shares on July 13, 2012.

Class Y shares are sold without any initial sales load or contingent deferred sales load. Class Y has no 12b-1 fee. Class Y generally requires a minimum $2,000 investment. Class Y also has a 2% redemption fee for amounts redeemed or exchanged within 30 days of purchase. Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with Calvert Investment Distributors, Inc., the Fund's distributor, to offer Class Y shares to their clients.